[redacted]

[redacted] RECEIVED

MAR 0 2 2015

WASH., D.C. 194 SECTION

PROCESSING

15046583

PB 3/12/15

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sanders Morris Harris Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Travis Street, Suite 5900
(No. and Street)

Houston	Texas	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nate Jencks (703) 227-0546
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

2010 Corporate Ridge, Suite 400	McLean	Virginia	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PB 3/13/15

OATH OR AFFIRMATION

I, George L. Ball, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sanders Morris Harris Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN EVA BAILEY
MY COMMISSION EXPIRES
March 8, 2016

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Financial Statements Pursuant to Rule 17a-5 of the SEC and Report of Independent Registered Public Accounting Firm

Sanders Morris Harris Inc.

December 31, 2014

SANDERS MORRIS HARRIS INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
2010 Corporate Ridge, Suite 400
McLean, VA 22102-7838

T 703.847.7500
F 703.848.9580
www.GrantThornton.com

Board of Directors
Sanders Morris Harris Inc.

We have audited the accompanying consolidated statement of financial condition of Sanders Morris Harris Inc. (a Texas corporation and wholly owned subsidiary of Pinnacle Summer Investments, Inc.) and its subsidiary (the "Company") as of December 31, 2014, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sanders Morris Harris Inc. and its subsidiary as of December 31, 2014, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's basic consolidated financial statements. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the basic consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the basic consolidated financial statements taken as a whole.

GRANT THORNTON LLP

McLean, Virginia
February 27, 2015

SANDERS MORRIS HARRIS INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014
(in thousands, except per share data)

Assets		
Cash and cash equivalents	$	9,183
Receivables		824
Receivable from parent and affiliates		1,172
Notes, loans and other receivables, net		6,292
Deposits with clearing organizations		300
Other assets and prepaid expenses		1,024
Financial instruments, at fair value		9,484
Furniture, equipment, and leasehold improvements, net		806
Total assets	$	29,085
Liabilities and Equity		
Liabilities:		
Payable to affiliates	$	224
Accounts payable and accrued liabilities		1,622
Accrued compensation		2,917
Deferred tax liability, net		577
Total liabilities		5,340
Commitments and contingencies (Note 8)		
Equity:		
Common stock, $0.01 par value; 200,000 shares authorized; 60,729 shares issued and outstanding		1
Additional paid-in capital		69,031
Accumulated deficit		(45,287)
Total equity		23,745
Total liabilities and equity	$	29,085

The accompanying notes are an integral part of this consolidated financial statement.

SANDERS MORRIS HARRIS INC.

CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2014
(in thousands)

Revenue		
Commissions on brokerage activities and other products	$	8,311
Investment banking		2,303
Investment advisory and related services		2,792
Interest		391
Other income		18
		13,815
Expenses		
Employee compensation and benefits		11,351
Communications and data processing		978
Occupancy		1,760
Clearing and execution fees		270
Commissions		1,175
Other		1,519
		17,053
Loss from operations before equity in income of limited partnerships and income taxes		(3,238)
Equity in income of limited partnerships		419
Loss from operations before income taxes		(2,819)
Income tax benefit		(905)
Net loss from continuing operations		(1,914)
Net income from discontinued operations		200
Net loss	$	(1,714)

The accompanying notes are an integral part of this consolidated financial statement.

SANDERS MORRIS HARRIS INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
YEAR ENDED DECEMBER 31, 2014
(in thousands, except share data)

	Common Stock				Additional paid-in capital		Accumulated deficit		Total
	Shares		Amount						
Balance January 1, 2014	60,729	$	1	$	69,031	$	(43,573)	$	25,459
Net loss	-		-		-		(1,714)		(1,714)
Balance December 31, 2014	60,729	$	1	$	69,031	$	(45,287)	$	23,745

The accompanying notes are an integral part of this consolidated financial statement.

SANDERS MORRIS HARRIS INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014
(in thousands)

Cash flows from operating activities:		
Net loss	$	(1,714)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization		740
Gain on sales/disposals of assets		(115)
Share-based compensation expense		38
Non-cash interest expense		(104)
Deferred income taxes		(1,693)
Equity in income of limited partnerships		(419)
Other, net		(49)
Net change in:		
Receivables		89
Receivable from parent and affiliates		3,206
Notes, loans and other receivables, net		(147)
Other assets and prepaid expenses		(352)
Accounts payable and accrued liabilities		(119)
Net cash used by operating activities		(639)
Cash flows from investing activities:		
Capital expenditures		(99)
Proceeds/distributions from investments, net		1,295
Proceeds from notes receiveable		795
Collections from discontinued operations		200
Net cash provided by investing activities		2,191
Net increase in cash and cash equivalents		1,552
Cash and cash equivalents at beginning of period		7,631
Cash and cash equivalents at end of period	$	9,183

SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid for income taxes	$	52
Cash paid for interest	$	-

The accompanying notes are an integral part of this consolidated financial statement.

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Sanders Morris Harris Inc. ("the Company") is incorporated in the state of Texas for the purpose of serving as a broker-dealer and entering into certain investment banking activities. The Company operates as an introducing broker. Its customers' accounts as of December 31, 2014 are carried by third party clearing firms Pershing LLC, an affiliate of The Bank of New York Mellon, and First Clearing Corporation under fully disclosed clearing arrangements. These clearing brokers also provide the Company with information necessary to generate commission runs, transaction summaries, and data feeds for various reports, including compliance and risk management, execution reports, trade confirmations, monthly account statements, cashiering functions, and handling of margin accounts. The Company is a wholly owned subsidiary of Pinnacle Summer Investments, Inc. ("PSII").

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company's decision to consolidate an entity is based on its ability to direct the activities and obligation to absorb losses or right to receive benefits of the entity. There are entities the Company does not have the power to direct and therefore they are not consolidated as of December 31, 2014.

The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 810, Consolidation contains guidance on accounting for variable interest entities ("VIE") requires more qualitative than quantitative analyses to determine the primary beneficiary of a VIE and continuous assessments of whether an enterprise is the primary beneficiary of a VIE. Under this guidance, a VIE must be consolidated if an enterprise has both (a) the power to direct the activities of the VIE that most significantly impact the entity's economic performance and (b) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

There were three VIEs identified by management in which the Company does not have the power to direct the activities of these entities; therefore, they are nonconsolidated VIEs as of December 31, 2014. One of the nonconsolidated VIEs had previously been consolidated due to financial support provided by the Company. However, the Company does not have the power to direct the activities of the entity that most significantly impacts the entity's economic performance. The Company deconsolidated this limited partnership investment and has accounted for it at fair value since January 1, 2010. This investment is reported on the Consolidated Statement of Financial Condition within financial instruments, at fair value with the change in fair value included in equity in income of limited partnerships on the Consolidated Statement of Operations. The fair value of this investment is $9.4 million as of December 31, 2014, which is also the Company's maximum exposure to loss from this nonconsolidated VIE.

Concept Capital Holdings, LLC ("CCH") and Concept Capital Administration, LLC ("CCAdmin") were additional nonconsolidated VIEs through December 31, 2014, which were former divisions of the Company that were previously consolidated, but as a result of spin-off transactions in 2010 and 2011, the new entities formed due to the spin-offs were not consolidated. Management does not have the power to direct the activities of CCH or CCAdmin. The Company does not intend to provide additional financial support in the future to CCH or CCAdmin. On December, 31, 2011, the remaining profits and member interests in CCH and CCAdmin

of $1.0 million were sold back to the parent of CCH and CCAdmin for $25,000. The two notes receivable issued by CCH as part of the spin-off transactions were exchanged for one note receivable with minimum principal payments due beginning January 1, 2014. The Company's maximum exposure to loss for CCH and CCAdmin is the value of the remaining note receivable with a total balance, net of discount, of $5.1 million, including accrued interest as of December 31, 2014, in addition to a receivable for sublease rentals of $0.2 million as of December 31, 2014.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of consolidated assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenue and expenses during the reporting period. The most significant estimates used by the Company relate to contingencies and the valuation of financial instruments owned at fair value. Actual results could differ from those estimates.

Cash and Cash Equivalents

Highly liquid debt instruments with original maturities of three months or less when purchased are considered to be cash equivalents. The Company is subject to the regulations of the Securities and Exchange Commission that, among other things, may restrict the withdrawal of cash held at the Company's clearing firms that are used to collateralize the Company's trading accounts.

Receivables

The Company's receivable, net balance consists of commissions due from broker-dealers and commissions due from mutual fund and variable annuity companies.

Notes, loans and other receivables ("receivables") are stated at their net realizable value. For receivables that are interest bearing, interest income is recognized using the effective interest method over the life of the related receivable. If a receivable is noninterest-bearing or carries an unreasonable rate of interest and is not due within one year, the Company will impute interest at an appropriate market rate for comparable instruments and record a corresponding adjustment to the receivable balance.

Management monitors receivables for any collectability issues. The Company does not typically require collateral. The accrual of interest on receivables is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When the interest accrual is discontinued, all uncollected accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received in excess of the remaining past-due principal balance. Receivables are returned to accrual status when payments are brought current and, in management's judgment, the receivable will continue to be paid as agreed. An allowance for doubtful accounts is established based on reviews of individual receivables, recent loss experience, current economic conditions, and other pertinent factors. Receivables deemed uncollectible are charged to the allowance.

Financial Instruments

Financial instruments, at fair value, as reported on the Consolidated Statement of Financial Condition, are carried at fair value based on quoted market prices, or if market prices are not available, pricing models, discounted cash flow models or similar techniques. Unrealized gains or losses from marking marketable securities classified within Levels 1 and 2 of the fair value hierarchy, as more fully described in Note 3, to estimated fair value are included in other income on the Consolidated Statement of Operations. Regular-way proprietary securities transactions and the related income/expense are recorded on a trade-date basis. Realized gains and losses from sales of securities are computed using the average cost method and are included in other income on the Consolidated Statement of Operations. The Company does not actively trade securities for its own accounts.

Level 3 investments, as more fully described in Note 3, consist primarily of investments in private company equities and limited partnerships. Investments in limited partnerships are valued at fair value based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions assuming an orderly liquidation over a reasonable period of time. Unrealized gains or losses from marking these investments classified within Level 3 of the fair value hierarchy to fair value or estimated fair value are included in the Consolidated Statement of Operations in equity in income of limited partnerships.

The Company estimates the fair value of its Level 3 investments using various valuation techniques. The transaction price is typically its best estimate of fair value at inception. Ongoing reviews by the Company are based on an assessment of each underlying investment, incorporating valuations that consider one or more different valuation techniques (e.g., the market approach, the income approach, or the cost approach) for which sufficient and reliable information is available. Within Level 3, the use of the market approach generally considers comparable transactions and trading multiples of comparable companies, while the use of the income approach generally consists of the net present value of the estimated future cash flows, adjusted as appropriate for liquidity, credit, market, and/or other risk factors.

The selection of appropriate valuation techniques may be affected by the availability of relevant inputs as well as the relative reliability of the inputs. In some cases, one valuation technique may provide the best indication of fair value while in other circumstances, multiple valuation techniques may be appropriate. The results of the application of the various techniques may not be equally representative of fair value, due to factors such as assumptions made in the valuation. In some situations, the Company may determine it appropriate to evaluate and weigh the results to develop a range of possible values, with the fair value based on the Company's assessment of the most representative point within the range.

The inputs used by the Company in estimating the value of Level 3 investments include estimated capital expenditures, estimated operating costs and risk-adjusted discount factors. Other relevant information considered by the Company may include the following factors: original transaction price; recent public or private transactions in the same or similar assets; restrictions on transfer, including the Company's right, if any, to require registration by the issuer of the offering and sale of securities held by the Company under the securities laws; significant recent events affecting the issuer, including significant changes in financial condition and pending mergers and acquisitions; and all other reasonable and customary factors affecting value. The fair value measurement of Level 3 investments does not include transaction costs that may have been capitalized as part of the investment's cost basis. Assumptions used by the Company due to the lack of observable inputs may significantly impact the resulting fair value and therefore the Company's results of operations.

Fair Value

The fair values of cash and cash equivalents, deposits with clearing organizations, receivables, other assets and prepaid expenses, and accounts payable and accrued liabilities approximate cost due to the short period of time to maturity. Financial instruments at fair value are carried at their fair value.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded and carried at cost, net of accumulated depreciation and amortization. Depreciation of furniture and equipment is computed on a straight-line basis over a two to ten year period. Amortization of leasehold improvements is computed on a straight-line basis over the shorter of the term of the lease or useful life. When assets are retired or otherwise disposed, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is reflected in net income for the period. The cost of maintenance and repairs is charged to expense as incurred. Significant renewals and betterments are capitalized.

Share-Based Compensation

Share-based compensation awards are classified as liabilities and measured at fair value at the end of each reporting period. The expense is recognized over the period from the service inception date through the date the employee is no longer required to provide service to earn the award. Expected forfeitures are included in determining share-based compensation expense.

Income Taxes

The Company is included in the consolidated federal income tax return with PSII and other corporate related parties including the parent company Summer Holdings II, Inc. It computes its provision and deferred tax assets and liabilities on a separate company basis as if it is part of a consolidated income tax provision.

The Company utilizes the asset and liability method for deferred income taxes. This method requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events recognized in the Company's financial statements or tax returns. All expected future events other than changes in the law or tax rates are considered in estimating future tax consequences.

The Company recognizes and measures tax positions based on the individual tax position's amount expected to be sustained upon settlement with the tax authority. The Company utilizes a two-step approach to evaluate uncertain tax positions. Income tax benefits are recognized when the Company believes the tax position is more likely than not to be sustained on its technical merits upon examination. If a position is determined to be more likely than not sustained, the Company recognizes the largest amount of income tax benefit that is greater than 50% likely to be realized upon settlement with the taxing authority. Evaluation of tax positions, their technical merits, and measurement using cumulative probability are highly subjective management estimates. Actual results could differ materially from these estimates.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers carryback opportunities, the scheduled reversal of deferred tax liabilities, tax planning strategies and projected future taxable income in making this assessment.

The Company recognizes interest accrued related to unrecognized tax benefits and penalties in other general and administrative expense.

Commissions

Commissions and related clearing expenses are recorded on the trade date as securities transactions occur.

Investment Banking

Investment banking revenue includes fees, net of expenses, earned from securities offerings in which the Company acts as an agent or financial advisor in mergers and acquisitions and other financing transactions. Sales concessions and underwriting fees are generally recorded on the trade date; however, certain underwriting management fees are recorded on a settlement date basis.

Investment Advisory and Related Services

Revenue from investment advisory and related services consists primarily of portfolio management fees. Portfolio management fees are generally received quarterly and are recognized as earned.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $0.2 million for 2014.

Risks and Uncertainties

The Company has investments that are recorded at fair value on the Consolidated Statement of Financial Condition. As a result of changes in market and other conditions, as well as company-specific conditions of the privately-held investments, it is at least reasonably possible that changes to the values of the investments could occur in the short term and be material to the Company's consolidated financial statements.

New Authoritative Accounting Guidance

In July 2013, the FASB issued authoritative guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. This guidance requires the unrecognized tax benefit to be presented in the financial statements as a reduction to a deferred tax asset. When a deferred tax asset is not available, or the asset is not intended to be used for this purpose, an entity should present the unrecognized tax benefit in the financial statements as a liability and should not net the unrecognized tax benefit with a deferred tax asset. The guidance will become effective for the Company in the first quarter of 2015; however, the Company is already applying the applicable accounting. The adoption of this guidance did not have a material impact on the consolidated financial statements.

In April 2014, the FASB issued authoritative guidance surrounding discontinued operations and disclosures of components of an entity, which updates the definition of discontinued operations. Going forward, only those disposals of components of an entity that represent a strategic shift that has or will have a major effect on an entity's operations and financial results will be reported as discontinued operations in a company's financial statements. The new standard is effective for disposals of components of an entity that occur in annual periods beginning after December 15, 2014 and early adoption is permitted for disposals that

have not been reported in financial statements previously issued. Adoption of this guidance is not expected to have a material effect on the consolidated financial statements.

In May 2014, the FASB issued new authoritative literature, "Revenue from Contracts with Customers", which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to its customers. The new standard will supersede much of the existing authoritative literature for revenue recognition. The standard and related amendments will be effective for the Company in the first quarter of 2018 unless early application is elected no earlier than January 1, 2017. Entities are allowed to transition to the new standard by either retrospective application or recognition of the cumulative effect. The Company is currently evaluating the newly issued guidance, including which transition approach will be applied and the estimated impact it will have on the consolidated financial statements.

In June 2014, the FASB issued authoritative guidance on accounting for share-based payments when there are performance targets. This updated guidance requires that a performance target that affects vesting and could be achieved after the requisite service period be treated as a performance condition and accounted for under current guidance as opposed to a nonvesting condition that would impact the grant-date fair value of the award. The standard will be effective for the Company in the first quarter of 2016, with early adoption permitted. Entities may apply the amendments either (i) prospectively to all awards granted or modified after the effective date; or (ii) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter with the cumulative effect as an adjustment to the opening retained earnings balance as of the beginning of the earliest annual period presented. The Company does not expect the adoption of this guidance to have a material effect on the consolidated financial statements.

In August 2014, the FASB issued authoritative guidance regarding "Presentation of Financial Statements – Going Concern", which requires management to assess an entity's ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. The updated guidance requires management to perform interim and annual assessments on whether there are conditions or events, considered in the aggregate, that raise substantial doubt about an entity's ability to continue as a going concern within one year after the date that the financial statements are issued and to provide related disclosures, if required. The standard will be effective for the Company in the first quarter of 2017, although early adoption is permitted. The Company does not expect the adoption of this guidance to have a material effect on the consolidated financial statements.

In January 2015, the FASB issued authoritative guidance on Extraordinary and Unusual Items presented on the Income Statement. The standard will be effective for the Company for their fiscal year beginning January 1, 2016, although early adoption is permitted. The Company does not expect the adoption of this guidance to have a material effect on the consolidated financial statements.

2. RECEIVABLES

Notes, loans and other receivables, net as of December 31, 2014 were as follows:

in thousands	
Notes receivable	
Nonaffiliates	$ 5,744
Employees	316
Loans and other receivables	277
Allowance for doubtful accounts	(45)
Notes, loans and other receivables, net	$ 6,292

The Company has a note outstanding with CCH that bears a fixed interest rate at the applicable federal rate for instruments with a term of over ten years provided under Section 1274(d) of the Internal Revenue Code of 1986 on the closing date of December 31, 2011 in the amount of $5.9 million. Principal on the note has been due monthly since January 1, 2014, and interest has been due monthly since February 1, 2012. The note was issued at a discount that is being amortized monthly over the life of the loan and has an effective interest rate of 5.0%. For 2014, the amortization of the discount recorded in interest on the Consolidated Statement of Operations was $84,000. As of December 31, 2014, the unamortized balance of the discount on the note was $0.7 million and outstanding principal was $5.8 million.

Notes receivable from employees includes interest bearing loans provided to certain employees of the Company. These notes are payable to the Company in installments over a three year period. If employment is voluntarily terminated or the employee fails to meet certain employment standards, the unpaid balance is due and payable by the employee or former employee at the discretion of the Company. The Company may, at its discretion, forgive the final installment of the note should the employee continue to be employed by the Company and has met certain employment requirements. Such forgiveness, if granted, would be recorded as employee compensation and benefits in the Consolidated Statement of Operations. In determining the allowance for doubtful accounts from former employees, management considers the facts and circumstances surrounding each receivable, including the amount of the unpaid balance, the reasons for the terminated employment relationship, and the former employee's overall financial position.

3. FAIR VALUE MEASURES

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 or other applicable securities acts, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the company. Not readily marketable securities recorded in financial instruments, at fair value on the Consolidated Statement of Financial Condition consist of investments in limited partnerships and equities.

FASB ASC Topic 820, Fair Value Measurement ("ASC 820") establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at

the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active;

Level 3 Prices or valuations that require the Company's own assumptions and inputs that are both significant to the fair value measurement and are unobservable.

A description of the valuation methodologies used for securities measured at fair value, as well as the general classification of such securities pursuant to the valuation hierarchy, is set forth below.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon industry-standard pricing methodologies, models, or other valuation methodologies that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that securities are recorded at fair value. The Company's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.

Level 1 consists of unrestricted publicly traded equity securities traded on an active market whose values are based on quoted market prices.

Level 2 includes securities that are valued using industry-standard pricing methodologies, models, or other valuation methodologies. Level 2 inputs are other than quoted market prices that are observable for the asset, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted market prices that are observable for the asset, such as interest rates and yield curves observable at commonly quoted intervals, volatilities, credit risks, prepayment speeds, loss severities, and default rates; and inputs that are derived principally from observable market data by correlation or other means. Securities in this category include restricted publicly traded equity securities, publicly traded equity securities traded on an inactive market, publicly traded debt securities, warrants whose underlying stock is publicly traded on an active market, and options that are not publicly traded or whose pricing is uncertain.

Level 3 includes securities whose fair value is estimated based on industry-standard pricing methodologies and internally developed models utilizing significant inputs that are generally unobservable and are not based on, nor corroborated by, readily available market information. This category primarily consists of investments in limited partnerships and equity securities that are not publicly traded.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following table sets forth a summary of levels of investments by investment category:

in thousands	Level 1	Level 2	Level 3	Total
Financial instruments at fair value:				
Equities	$ -	$ 2	$ 45	$ 47
Limited partnerships	-	-	9,437	9,437
Total financial instruments at fair value	$ -	$ 2	$ 9,482	$ 9,484

The following table sets forth a summary of changes in the fair value of the Company's Level 3 securities owned for 2014:

in thousands	Limited Partnerships	Equities	Total
Balance, beginning of year	$ 10,377	$ 45	$ 10,422
Unrealized/realized gains and losses	419	-	419
Distributions	(1,359)	-	(1,359)
Balance, end of year	$ 9,437	$ 45	$ 9,482

Transfers between levels of the fair value hierarchy are recognized on the actual date of the event or circumstances that caused the transfer, which generally coincides with the Company's annual valuation process.

Net unrealized gains and losses for Level 3 securities owned are a component of equity in income of limited partnerships on the Consolidated Statement of Operations as follows for 2014:

in thousands	Equity in income of limited partnerships
Total losses included in earnings for the year ended December 31, 2014	$ 940
Change in unrealized losses relating to securities still held at December 31, 2014	$ 940

The following table sets forth the significant unobservable inputs of the Level 3 fair value investments as of December 31, 2014:

in thousands	Fair Value		Valuation Technique	Unobservable Input	Range (Weighted Average)
Limited partnerships	$	9,437	Discounted cash flow	Discount for lack of marketability and control premium	23%
				Growth rate	0-3%
Equity	$	45	Recent transaction	Most recent equity funding	.1782 per unit
				Liquidation preference discount	20%

The significant unobservable inputs used in the fair value of these instruments are the reporting entity's per share net asset value and discounted cash flow inputs, such as discounts and hurdle rates. Significant increases (decreases) in net asset values would result in a significantly higher (lower) fair value measurement. Additionally, significant increases (decreases) in hurdle rates and discounts would result in a higher (lower) fair value measurement.

4. DEPOSITS WITH CLEARING ORGANIZATIONS

Under its clearing agreements, the Company is required to maintain a certain level of cash or securities on deposit with clearing organizations. Should the clearing organizations suffer a loss due to the failure of a customer of the Company to complete a transaction, the Company is required to indemnify the clearing organizations. The Company had $0.3 million on deposit as of December 31, 2014 with clearing organizations to meet this requirement.

5. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements as of December 31, 2014 were as follows:

in thousands	Cost		Depreciable Lives
Furniture and fixtures	$	791	2 - 9 years
Equipment and software		4,031	2 - 10 years
Leasehold improvements		1,525	2 - 10 years
Accumulated depreciation and amortization		(5,541)	
Furniture, equipment, and leasehold improvements, net	$	806	

Depreciation and amortization expense for 2014 was $0.7 million.

6. INCOME TAXES

The components of the 2014 income tax benefit were as follows:

in thousands		
Current		
Federal	$	736
State		52
Deferred		
Federal		(1,867)
State		174
Income tax benefit	$	(905)

The difference between the effective tax rate reflected in the 2014 income tax benefit from continuing operations and the statutory federal rate was as follows:

in thousands		
Expected federal tax at statutory rate	$	(917)
State taxes, net of federal tax benefit		(5)
Return-to-provision		(54)
State amended returns		(357)
Valuation allowances		443
Penalties		(56)
Other		41
Income tax benefit	$	(905)

The components of the deferred income tax assets and liabilities as of December 31, 2014 were as follows:

in thousands		
Deferred tax assets:		
Capital loss carryforward	$	387
Accrued liabilities		59
Partnership investments		747
Accrued bonus		174
Net operating losses		4,000
Acquisition and reorganization costs		13
Deferred rent		343
Note receivable		255
Other		56
Total deferred tax assets		6,034
Valuation allowance		(2,163)
Deferred tax assets after valuation allowance		3,871
Deferred tax liabilities:		
Partnership investments		4,355
Installment gain		4
Accumulated depreciation and amortization		89
Total deferred tax liabilities		4,448
Net deferred tax liability	$	(577)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers carryback opportunities, the scheduled reversal of deferred tax liabilities, tax planning strategies, and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that certain state net operating losses and capital loss carryforwards will expire unused. As a result, the Company has recorded a valuation allowance against a portion of these deferred tax assets as of December 31, 2014.

The valuation allowance increased by $0.4 million in 2014 due to changes in state net operating loss carryforwards and capital loss carryforwards.

The Company has a federal net operating loss carryforward of $5.5 million that will expire from 2033 to 2034. The Company has capital loss carryforwards of $1.1 million that will expire in 2015. The Company has state net operating loss carryforwards of $37.5 million that expire from 2015 to 2034.

The Company had a liability for unrecognized tax benefits, exclusive of interest and penalties, of $0.3 million as of December 31, 2014. Changes in unrecognized tax benefits, excluding the related accrual for interest and penalty, for 2014 are set forth below:

in thousands		
Beginning balance	$	554
Reduction due to filing of changes in accounting method		(207)
Ending balance	$	347

Interest and penalties recorded in 2014 were a reversal of $0.2 million. The Company had accrued interest of $0.1 million and penalties of $0.3 million as of December 31, 2014 for uncertain tax positions.

The Company is currently under examination by the relevant taxing authorities for various tax years. The Company regularly assesses the potential outcome of these examinations in each of the taxing jurisdictions when determining the adequacy of the amount of unrecognized tax benefit recorded. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, management believes it has appropriately accrued for uncertain tax benefits. However, audit outcomes and the timing of audit settlements and future events that would impact previously recorded unrecognized tax benefits and the range of anticipated increases or decreases in unrecognized tax benefits are subject to significant uncertainty. It is possible that the ultimate outcome of current or future examinations may exceed the provision for current unrecognized tax benefits in amounts that could be material but cannot be estimated as of December 31, 2014. The Company's effective tax rate and net income in any given future period could therefore be impacted.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company remains subject to examination by U.S. federal and state jurisdictions for 2008 and subsequent years and upon completion of these examinations (if undertaken by the taxing jurisdictions) tax adjustments may be necessary and retroactive to all open tax years.

The amount of unrecognized tax benefits as of December 31, 2014 that, if recognized, would affect the effective tax rate was $16,000. It is reasonably possible that within 12 months of December 31, 2014 the Company will recognize approximately $75,000 of its unrecognized tax benefits as a result of the reversal of certain temporary items.

7. SHARE-BASED COMPENSATION PLANS

In conjunction with their employment, certain employees were granted units of the Lee Summer, LP and its Subsidiaries Management Incentive Plan ("Incentive Plan"); Lee Summer, LP is a parent company of the Company. The Incentive Plan provides for Lee Summer, LP Phantom Class B Units that are essentially deferred compensation arrangements whose future value is tied to the future appreciation and income of Lee Summer, LP, but do not constitute an equity interest or ownership rights in Lee Summer, LP.

The Phantom B units are subject to certain vesting conditions. Under the terms and conditions of the Incentive Plan, approximately 50% of the issued units are subject to vesting conditions based on time ("Time Vesting Units") and the remainder are subject to vesting conditions based on performance of the business ("Performance Vesting Units").

Time Vesting Units vest at a rate of 6.25% each three month period from the date of grant. Time Vesting Units will be fully vested four years from the date of the grant unless there is a termination of the relationship between the Company and the recipient, or if there is a change in control. Performance Vesting Units vest based upon factors that are tied to the internal rate of return and a multiple of cash amounts received over cash amounts invested by the limited partner that owns the majority of units in Lee Summer, LP.

The following table summarizes the Phantom Class B Incentive Plan information for 2014 as it relates to the Company's participating employees:

share amounts in thousands	Number of Phantom Class B Units	Weighted Average Fair Value
Nonvested at January 1, 2014	106,935	$ 0.61
Granted	207,000	
Vested	(24,563)	
Forfeited	(131,034)	
Nonvested at December 31, 2014	158,338	0.76
Vested and outstanding at December 31, 2014	20,287	$ 1.44

Share-based compensation expense for 2014 was $38,000. As of December 31, 2014, the Company's liability balance associated with Phantom Class B Units was $61,000. The fair value of unrecognized compensation for unvested Phantom B Class B Units was $54,000 as of December 31, 2014. Vesting of the performance vesting units is not probable until occurrence of a liquidation event, and accordingly, no share-based compensation expense has been recognized.

Substantially all employees are eligible to participate in PSII's 401(k) defined contribution plan subject to terms and conditions as provided in the plan. The Company made $0.2 million in contributions to this plan in 2014.

8. COMMITMENTS AND CONTINGENCIES

The Company has issued a letter of credit in the amount of $245,000 to the owner of office space leased by the Company to secure payment of the lease obligation for that facility.

The Company has uncommitted financing arrangements with clearing brokers that finances its customer accounts, certain broker-dealer balances, and firm trading positions. Although these customer accounts and broker-dealer balances are not reflected in the Consolidated Statement of Financial Condition for financial reporting purposes, the Company has generally agreed to indemnify these clearing brokers for losses they may sustain in connection with the accounts, and therefore, retains risk on these accounts. The Company is required to maintain certain cash or securities on deposit with its clearing brokers. Deposits with clearing organizations were $0.3 million as of December 31, 2014.

The Company is a defendant in litigation incidental to its securities and underwriting business. The Company accounts for litigation losses in accordance with FASB ASC Topic 450, Contingencies ("ASC 450"). Under ASC 450, loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. These estimates are often initially developed substantially earlier than the ultimate loss is known, and the estimates are refined each accounting period as additional information becomes available. Accordingly, the initial amount estimated and recorded could be as low as zero. As information becomes known, the initial estimate may be increased, resulting in additional loss provisions. Also, a best estimate amount is changed to a lower amount when events result in an expectation of a more favorable outcome than previously estimated. A contingent liability of approximately $0.1 million has been recorded as of December 31, 2014 for these proceedings and exposures.

Total rental expense for operating leases was $0.3 million for 2014. Certain of the leases contain provisions for renewal options, escalation clauses based on increases in certain costs incurred by the lessor, as well as free rent periods and tenant improvement allowances. The Company amortizes office lease incentives and rent escalations on a straight line basis over the life of the respective leases. The Company and its subsidiaries have obligations under operating leases that expire by 2018 with initial non-cancellable terms in excess of one year.

Future minimum commitments under these operating leases are as follows:

in thousands		
2015	$	889
2016		889
2017		376
2018		92
Total minimum rental payments		2,246
Less: Minimum sublease rentals		(1,015)
Net minimum rental payments	$	1,231

9. CONCENTRATIONS OF RISK

Financial investments that potentially subject the Company to concentrations of credit risk primarily consist of securities owned and all receivables. Risks and uncertainties associated with financial investments include credit exposure, interest rate volatility, regulatory changes, and changes in market values of equity securities. Future changes in market trends and conditions may occur that could cause actual results to differ materially from the estimates used in preparing the accompanying consolidated financial statements.

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company's customer security transactions are transacted on either a cash or margin basis. In margin transactions, the customer is extended credit by the clearing broker, subject to various regulatory margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes customer transactions with the

clearing broker involving the sale of securities not yet purchased (short sales). In the event the customer fails to satisfy its obligation, the Company may be required to purchase financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker-dealers, banks, and other financial institutions. If counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company is subject to credit risk to the extent that its deposits with commercial banks exceed the Federal Deposit Insurance Corporation insurable limit of $250,000. Management does not consider this risk to be significant.

10. RELATED PARTY TRANSACTIONS

The Company entered into agreements with PSII and its affiliates for certain administrative services. The Company processes certain transactions for the clients of registered representatives of Edelman Financial Services, LLC ("EFS"), an affiliated entity of PSII. As part of this arrangement, the Company has entered into an agreement with EFS in which EFS provides services to the Company for certain administrative functions for processing the transactions. These services include information technology, communications, and operational services.

In addition, the Company and PSII have entered into an agreement for certain employees of the Company to provide administrative services to PSII and its subsidiaries. This agreement provided for the Company to perform services related to accounting, legal, compliance, and other administrative responsibilities. The Company and PSII agreed to reasonable allocation of costs incurred by the Company for services provided by its employees.

As a result of the two agreements discussed above, the Company recognized a reduction in net operating expenses of $0.6 million included in other expenses on the Consolidated Statement of Operations for 2014.

During 2001, the Company formed PTC GP Management, LLC ("GP") as the general partner in PTC Houston Management, LP ("LP"). The Company is also a limited partner in the LP (collectively "PTC"). The LP formed The Proton Therapy Center-Houston, Ltd., L.L.P. to secure financing for the construction and subsequent operation of a cancer treatment center in Houston, Texas. The Company's investment in PTC was recorded at $9.4 million as of December 31, 2014. The Company recorded an unrealized loss from the decrease in the fair value of its remaining investment in PTC of approximately $0.9 million in 2014. The Company recorded net distributions of $1.4 million from PTC during 2014. The unrealized gain (loss) and distributions are included in equity in income of limited partnerships on the Consolidated Statement of Operations. The decrease in fair value of the investment as of December 31, 2014 is based on potential transactions contemplated by the Company and the use of an income and market approach in accordance with ASC 820.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of

aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. A further requirement is that equity capital may not be withdrawn or cash distributions paid if this ratio would exceed 10 to 1 after such withdrawal or distribution. As of December 31, 2014, the Company had net capital, as defined, of $5.0 million, which was $4.7 million in excess of the required minimum net capital of $0.3 million. As of December 31, 2014, the Company had aggregate indebtedness of $4.5 million and its aggregate indebtedness to net capital ratio was .89 to 1.

The difference in total assets and total liabilities from the Statement of Financial Condition and the Computation of Net Capital under Rule 15c3-1 is attributable to a difference between regulatory reporting and reporting in accordance with accounting principles generally accepted in the United States of America, as it relates to the Company's deferred tax asset, net of valuation allowance, of $3.9 million.

12. RESERVE REQUIREMENTS

As of December 31, 2014, the Company was not subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 because it qualifies for an exemption under Rule 15c3-3(k)(2)(ii) as all customer transactions are cleared through Pershing LLC and First Clearing Corporation on a fully disclosed basis. The Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report.

13. DISCONTINUED OPERATIONS

On October 1, 2012, the Company completed the sale of its membership interest in various limited liability companies. These limited liability companies were responsible for the management of private equity funds established for the purpose of investing in primarily equity or equity-linked securities, interest bearing debt securities, and debt securities convertible into common stock. The results of operations associated with these limited liability companies were reclassified as discontinued operations for 2012. As consideration for the transaction, the Company is to receive payments from the buyer based on the limited liability companies receiving distributions from the underlying funds that exceeds a certain threshold. For the year ended December 31, 2014, the Company received $0.2 million which was recorded as net income from discontinued operations on the Consolidated Statement of Operations related to this transaction.

14. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2015, the date the financial statements were available to be issued, and is not aware of any events which would require recognition or disclosure in the consolidated financial statements.

SUPPLEMENTARY INFORMATION

SANDERS MORRIS HARRIS INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

($ in thousands)

Net capital:		
Total consolidated stockholder's equity per the accompanying financial statements	$	23,745
Other allowable credits		4,726
		28,471
Nonallowable assets		
Nonallowable receivables		7,056
Furniture, equipment, and leasehold improvements, net		806
Not readily marketable securities		9,484
Receivable from parent and affiliates		1,172
Other nonallowable assets		4,898
Total nonallowable assets		23,416
Net capital before haircuts on securities positions		5,055
Haircuts on securities positions		23
Net capital	$	5,032
Aggregate indebtedness:		
Payable to parent and affiliates	$	224
Accounts payable and other accrued liabilities		1,344
Accrued compensation		2,917
Total aggregate indebtedness	$	4,485
Ratio of aggregate indebtedness		0.89
Computation of basis net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $250)	$	299
Excess net capital	$	4,733

See accompanying report of independent registered public accounting firm.

Reconciliation with the Company's computation:

There are no material differences between the above computation of net capital and the corresponding computation of net capital as submitted by the Company with the unaudited Form X-17a-5 as of December 31, 2014 filed on January 27, 2015.

Grant Thornton LLP
2010 Corporate Ridge, Suite 400
McLean, VA 22102-7838

T 703.847.7500
F 703.848.9580
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Sanders Morris Harris Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Sanders Morris Harris Inc. (a Texas corporation) (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

GRANT THORNTON LLP

McLean, Virginia
February 27, 2015

SANDERS MORRIS HARRIS INC.

THE EXEMPTION REPORT PURSUANT TO RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

Sanders Morris Harris, Inc. (the "Company") is a registered broker-dealer subject to the Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claims exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R Rule §240.15c3-3(k)(2)(ii) requiring all customer transactions to be cleared through another broker-dealer on a fully disclosed basis.

The Company met the identified exemption provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii) for the year ended December 31, 2014 with the following exception:

- The Company, acting as a representative on behalf of its customers, received funds in the amount of $2,498 from a bankruptcy trustee for an equity investment previously held by these customers. The Company received the funds on September 24, 2014. The funds were not distributed to the customers' accounts until October 2, 2014.

SANDERS MORRIS HARRIS INC.

I, T. Nathan Jencks, affirm that, to the best knowledge and belief, this Exemption Report is true and correct.

By: ____________________
Chief Financial Officer

February 27, 2015

Grant Thornton

Grant Thornton LLP
2010 Corporate Ridge, Suite 400
McLean, VA 22102-7838

T 703.847.7500
F 703.848.9580
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Sanders Morris Harris Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("General Assessment Reconciliation (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Sanders Morris Harris Inc. (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with the respective cash disbursement records, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with the Company's supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related Company's schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

GRANT THORNTON LLP

McLean, Virginia
February 27, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*********2949*********************MIXED AADC 220
038325 FINRA DEC
SANDERS MORRIS HARRIS INC
ATTN NATE JENCKS
600 TRAVIS ST STE 5900
HOUSTON TX 77002-2909

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2)		$ 32,394
B. Less payment made with SIPC-6 filed (**exclude interest**) 7/30/2014 Date Paid		(15,419)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		16,975
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 16,975
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 16,975	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sanders Morris Harris Inc.
(Name of Corporation, Partnership or other organization)

T. Nathan Jenks [signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 27th day of February, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2014**
and ending **12/31/2014**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 14,433,882
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	940,325
Total additions	940,325
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,686,585
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	729,908
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	2,416,493
2d. SIPC Net Operating Revenues	$ 12,957,714
2e. General Assessment @ .0025	$ 32,394

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